UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33128

ONEBEACON INSURANCE GROUP, LTD.
(Exact name of registrant as specified in its charter)

605 North Highway 169, Plymouth, Minnesota 55441
(952) 852-2431
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common shares (par value $0.01 per share)
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, OneBeacon Insurance Group, Ltd.  has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ONEBEACON INSURANCE GROUP, LTD.

Date: October 10, 2017	By:	/s/ John Treacy
		Name:	John Treacy
		Title:	Vice President Finance and Treasurer